                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          iEntertainment Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45838M104
                  ---------------------------------------------
                                 (CUSIP Number)


                              KEVIN A. PRAKKE, Esq.
                      c/o Wyrick Robbins Yates & Ponton LLP
                        4101 Lake Boone Trail, Suite 300
                          Raleigh, North Carolina 27607
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 18, 2001
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------------                      ---------------------------
CUSIP NO. 45838M104                                     Page 2 of 7 Pages
-----------------------------                      ---------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OF ABOVE PERSON

      John W. Stealey
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF,OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            12,347,117
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             12,347,117
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,347,117
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      X
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      41.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------


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---------------------------                     --------------------------------
CUSIP No. 45838M104                                     Page 3 of 7 Pages
---------------------------                     --------------------------------

                                  INTRODUCTION

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"),
                                                                        ---
the undersigned (the "Reporting Person") hereby files this Schedule 13D
                      ----------------
Statement (the "Schedule 13D"), relating to the Common Stock, $0.10 par value
                ------------
per share, of iEntertainment Network, Inc. The Reporting Person is the founder and largest beneficial shareholder of iEntertainment Network, Inc.

ITEM 1.          SECURITY AND ISSUER

                 The class of securities to which this statement relates is the Common Stock, par value $0.10 per share (the "Common Stock"), of
                                                       ------------
         iEntertainment Network, Inc., a North Carolina corporation (the "Issuer"), the principal executive offices of which are located at 124
          ------
         Quade Drive, Cary, NC 27513.

ITEM 2.          IDENTITY AND BACKGROUND

     (a)-(c),(f) Reporting Person: The name, business address, present principal
                 ----------------
                 employment and citizenship of the Reporting Person is listed below.

                 Name:                         John W. Stealey
                 Business Address:             8110 Perry Maxwell Circle,
                                               Sarasota, FL 34240
                 Present Principal Employment: President of IamGame, Inc., an
                                               internet gaming business with
                                               its principal place of business
                                               at 8110 Perry Maxwell Circle,
                                               Sarasota, FL 34240
                 Citizenship:                  United States

    (d) and (e)  During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                          Of the 8,500,000 shares of Common Stock acquired by
                 the Reporting Person, the Reporting Person acquired 5,100,000 of such shares for $255,000 of the

----------------------------                      ------------------------------
CUSIP No. 45838M104                                     Page 4 of 7 Pages
----------------------------                      ------------------------------

                  Reporting Person's personal funds. The Reporting Person acquired the remaining 3,400,000 shares by exchanging 3,324.217 shares of the Issuer's Series D Preferred Stock, and such shares of Series D Preferred Stock were acquired from RGC International Investors, LDC by the Reporting Person on December 18, 2001 for the sum of $170,000, which amount was paid from personal funds of the Reporting Person.

ITEM 4.           PURPOSE OF TRANSACTION

                        The Reporting Person acquired the securities described
                  in Item 3 above for the purpose of acquiring effective control of the Issuer, both at the board of directors level and the day-to-day operational level.

(a), (b), (d) and (e)   Pursuant to the Securities Purchase and Exchange
                  Agreement dated December 18, 2001 (the "Purchase Agreement")
                                                          ------------------
                  among the Issuer, the Reporting Person, John Cay ("Cay") and
                                                                     ---
                  Dan Young ("Young"), the Reporting Person, or his designees,
                              -----
                  has been granted the right to purchase up to 10,000,000 additional shares of Common Stock of the Issuer for an aggregate amount of $500,000 for a period of ninety (90) days after the date of the Purchase Agreement.

                        Contemporaneously with the acquisition of the securities
                  described in Item 3 above, Jacob Agam, Marc S. Goldfarb and Michael Pearce resigned from the Issuer's board of directors and were replaced by the Reporting Person, David Kestel, W. Joseph McClelland and Dan Young (the Reporting Person and Mr. McClelland had previously served as directors of Issuer). Mr. Pearce also resigned as the Issuer's Chief Executive Officer and has been replaced in that capacity by the Reporting Person.

                        The Reporting Person believes there may be advantages to
                  both IamGame, Inc. and the Issuer to combining the internet bingo and gaming operations of both companies. Although there are currently no specific plans or proposals relating to any combination of the two companies, the Reporting Person expects the Issuer and IamGame, Inc. will consider a combined management relationship or some other such combination in the future, whether by acquisition, merger or otherwise.

(a)-(j) Other than as set forth above, the Reporting Person has no plans or proposals which relate to or would result in

        (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

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CUSIP No. 45838M104

Page 5 of 7 Pages

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

        (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  any action similar to those described above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)     Set forth in the table below are the number and percentage of shares of the Issuer's Common Stock beneficially owned, as well as the nature of ownership, for the Reporting Person at the date of this Statement.


                                     No. of Shares         No. of Shares
                                     Beneficially          Beneficially        Aggregate No.       Percentage
                                      Owned with            Owned with          of Shares          of Shares
                                     Sole Voting and     Shared Voting and     Beneficially       Beneficially
             Name                      Dispositive       Dispositive Power       Owned (1)          Owned(2)
                                        Power(1)
---------------------------------    ---------------     -----------------     -------------      ------------
John W. Stealey                        12,347,117                0               12,347,117           41.4%

---------------------------------

(1) Includes 243,750 shares subject to options exercisable within sixty (60) days and 236,389 shares subject to warrants exercisable within sixty (60) days. Excludes 125,000 shares owned by the Reporting

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------------------------------                 ---------------------------------
CUSIP No. 45838M104                                     Page 6 of 7 Pages
------------------------------                 ---------------------------------

Person's wife, Denise Stealey. Excludes 600,000 shares held in trusts for the Reporting Person's children. The Reporting Person has neither voting power nor dispositive power over the shares held in the trusts. The Reporting Person disclaims beneficial ownership of the shares owned by his wife and held in trust for his children.

(2)      Based upon 29,859,329 shares of common stock outstanding on December
         18, 2001.

            (c) The following is a description of the transactions in the
                Issuer's Common Stock effected during the past 60 days by the Reporting Person:

                     Seller and governing            Shares          Date of         Cost Per
                           document                 Acquired       Transaction         Share           Total Cost
                  ----------------------------    -------------    -------------    ------------    -----------------
                  Issuer, pursuant to the          5,100,000          12/18/01          $.05           $255,000
                  Purchase Agreement
                  Issuer, pursuant to the          3,400,000          12/18/01          $.05           $170,000 (2)
                  Purchase Agreement(1)

                (1) Shares acquired in exchange for shares of Series D Preferred Stock of the Company purchased by the Reporting Person from RGC International Investors, LDC.
                (2) Cash purchase price paid to RGC International Investors, LDC for Series D Preferred Stock which was then exchanged for the shares of Common Stock.

            (d) None.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Securities Purchase and Exchange Agreement dated December 18, 2001 among iEntertainment Network, Inc., John W. Stealey, John Cay and Dan Young.

----------------------------                  ----------------------------------
CUSIP No. 45838M104                                   Page 7 of 7 Pages
----------------------------                  ----------------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2001

                                               /s/ J.W. Stealey
                                               --------------------------------
                                               John W. Stealey